Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE–MONTH AND SIX–MONTH PERIODS ENDED AUGUST 31, 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm” or ”NeuroBio”), for the three–month and six–month periods ended August 31, 2014. This MD&A should be read in conjunction with our consolidated interim financial statements for the three–month and six–month periods ended August 31, 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three–month and six–month periods ended August 31, 2014 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 14, 2014. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

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management analysis of the financial situation and operating results

FORWARD–LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward–looking information within the meaning of Canadian securities laws and forward–looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward–looking information. Forward–looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward–looking information in this MD&A includes, but is not limited to, information or statements about:

•	Neptune’s ability to complete the ramp–up of production at its new production facility;
•	Neptune’s ability to maintain all required permits to continue operating at its production facility;
•	Neptune’s ability to generate revenue through production at its new production facility;
•	Neptune’s ability to maintain its existing third party supply and production agreements on terms favourable to Neptune;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;
•	Neptune’s ability to regain lost customers and re–establish itself in the nutraceutical market;
•	Neptune’s ability to oppose or settle notices alleging non–compliance by Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) and the Commission de la santé et de la sécurité du travail (the “CSST”) and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;
•	Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and ECOKRILL Oil (“EKO™”) and to regain and maintain its market share position for krill oil products;
•	Neptune’s ability to continue to invest in product development and trials;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;
•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;
•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;
•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;
•	Neptune’s ability to use the net proceeds from its latest public offering for the purposes identified in Neptune’s propsectus supplement dated February 28, 2014;
•	the health benefits of NKO® and EKO™ and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s expectations regarding its significant impairment losses and future write–downs.

Although the forward–looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward–looking information. Certain key assumptions made in providing the forward–looking information include the following:

•	the ramp–up period and performance of the new production facility will be consistent with management’s expectations;
•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre–November 2012 levels;
•	Neptune’s business plan to focus on the production of its lead products, NKO® and EKO™, will not be substantially modified;
•	capital derived from future financings will be available to Neptune on terms that are favourable;
•	Neptune will be able to protect its intellectual property; and
•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

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In addition, the forward–looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward–looking information.

Consequently, all the forward–looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward–looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward–looking information, whether as a result of new information, future events or otherwise. All forward–looking information is made as of the date of this MD&A.

BUSINESS OVERVIEW

New Production Facility Reconstruction and Operations

On June 13, 2014, Neptune announced that operations at its new state of the art manufacturing facility, located in Sherbrooke, Quebec, Canada would commence on June 16, 2014. The new production facility features robust safety measures to ensure the wellbeing of employees and state–of–the–art equipment, which allows for enhanced manufacturing practices. In addition to the plant, Neptune also recently opened a state–of–the–art laboratory, which allows for research, new product development, and quality analysis to be done in–house.

When operating at full capacity, the new production facility is expected to produce approximately 150,000 kilograms of krill oil products annually, with production of NKO® being prioritized to meet customer demand. The new production facility has been built to accommodate a doubling of capacity going forward.

Prior to commencing operations at the new production facility, Neptune obtained the following permits from the various local and provincial regulatory bodies which were required to resume operations:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the Ministry of Environment, relating to environmental matters at the new production facility;
•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST, relating to safety in the workplace requirements; and
•	an authorization of the Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service, relating to the new production facility’s fire safety and emergency evacuation plan and on–site fire security equipment.

At the time of the November 2012 plant explosion, Neptune was in the process of constructing an expansion facility for its plant. The expansion facility sustained limited damage in the explosion and the plant reconstruction has resulted in the expansion facility becoming the new base for the Corporation’s main production facility. As the initial intended use of the expansion facility has changed, plant modifications and additional purchases to replace equipment lost in the incident were required. As a result, the total cost of reconstructing the new state of the art production facility was $49.1 million. Neptune funded the total cost through:

•	insurance recoveries ($17.5 million received to date);
•	the loan of $12.5 million from Investissement Québec (IQ);
•	an interest free loan of $3.5 million from Canada Economic Development;
•	certain amounts received from settlement agreements relating to intellectual property matters, and
•	Neptune’s working capital.

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New Production Facility Ramp–Up Period

Following the June 16, 2014 commissioning of the new state of the art production facility, a start–up and ramp–up period in three phases is required before full production capacity is achieved. Neptune completed the start–up of its new state of the art production facility on June 16, 2014. Phase I, during which production was increased to an annual production capacity of 50,000 kilograms of krill oil, was completed on August 14, 2014. Phase II was completed on September 23, 2014, with production reaching an annual capacity of 100,000 kilograms of krill oil products. The completion of phase II also marked the commencement of customer shipments of Neptune manufactured krill oil products. Completion of phase III and full operational capacity of 150,000 kilograms of krill oil products annually at the new state of the art production facility is expected to occur by the end of the year.

Human Resources

Neptune is currently employing 118 employees. Most key employees have been retained and a few management employees remain to be hired by the Corporation. The hiring process is currently ongoing.

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune. Neptune began the search for a new President and Chief Executive Officer. During the interim period, Neptune continued to be managed under the leadership of Mr. André Godin that had been overseeing the management of the business with the support of a management and operations committee. Mr. Godin was officialised as interim President and Chief Executive Officer of Neptune on May 23, 2014.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Acasti and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, that they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

Financing of the New Production Facility Reconstruction and Insurance Proceeds

On March 6, 2014, Neptune announced the closing of a public offering for gross proceeds of approximately US$28.75 million. Neptune intends to allocate the net proceeds from the offering for sales, marketing and distribution of its krill oil products, to support NeuroBio in the development and validation of its product candidates, to finance the ramp–up of its production facility, to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties and for general corporate and other working capital purposes.

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per share resulting in a total issuance of 907,000 shares. The shares were all qualified under Quebec Stock Savings Plan II (“QSSP II”) and were issued to the Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc. that acquired 725,000 and 182,000 shares respectively.

Since November 2012, Neptune has received insurance recoveries totalling $17.5 million. Although its new production facility is operational, Neptune is still pursuing the balance of its insurance claim and will record any additional recovery if and when received.

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Incident Investigation and Environment

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report made no mention of additional fines or penalties against Neptune beyond the November 5, 2013 statement of offence described below. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continued to work with the CSST, including by implementing recommendations and corrective measures sought by the CSST, towards completing its new state of the art production facility and making operations at its new production facility as safe as possible.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,000 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. The case is still pending.

On November 16, 2012, following the incident at the plant, Neptune received from the Ministry of Environment a notice alleging non–compliance by Neptune with environmental regulations relating to equipment specifications. The Ministry of Environment’s notice alleged that Neptune had modified certain of its equipment without notifying the Ministry of Environment and that its plant production capacity was above the permitted limit in the certificate of authorization issued by the Ministry of Environment. Neptune continues to cooperate with the Ministry of Environment with the view to settling the notice alleging the non–compliance.

NEPTUNE

On June 13, 2014, Neptune announced that its Sherbrooke production facility had received all required operating permits to resume production. The plant features robust safety measures to ensure the wellbeing of employees and state–of–the–art equipment, which allows for enhanced manufacturing practices. It has also been built to accommodate a doubling of capacity going forward. In addition to the plant, Neptune also opened a state–of–the–art laboratory, which allows for research, new product development, and quality analysis to be done in–house. Production has commenced gradually and the Corporation anticipates a ramp up period of around 90 days before reaching production capacity of approximately 150 metric tons of krill oil annually. The plant will focus on producing Neptune’s premium krill oil, NKO®, the original krill oil, with the highest concentration of omega–3 phospholipids in the industry and strong brand awareness.

On the same day, Neptune also announced that it will later this year, make available three new condition–specific formulations; NKO®BEAT: that supports heart health and blood circulation, NKO®FLEX: that supports bone and joint health and NKO®FOCUS: that supports brain and vision health. Each of the new formulations have NKO® as the main component along with additional ingredients to support the specific areas of the body targeted, such as Coenzyme Q10 (CoQ10) for the heart, vitamin D for bone and joint health; and thiamine and lutein for the brain and vision. To celebrate the opening, Neptune has held an event for the media and members of government at the plant on Monday June 16, 2014.

On June 19, 2014, Neptune held its Annual and Special Meeting, the Corporation’s shareholders voted in favour of all items put forth at the Meeting and outlined in the Corporation’s management proxy circular dated May 22, 2014 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Shareholders re–elected Dr. Ronald Denis, Valier Boivin, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal. As well, four new directors were elected, including, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery, Mr. John Moretz and Mr. Jerald J. Wenker. Mr. Henri Harland and Mr. Daniel Perry did not stand for re–election to the Board. Mr. Perry resigned from the Board on June 18, 2014.

On June 23, 2014, Neptune announced that the Australian Patent Office had granted Neptune a patent covering omega–3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the Australian market and is valid until 2022. The patent (No. AU2002322233) covers, regardless of the extraction process, novel omega–3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. It protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Australian market.

On July 15, 2014, Pierre Fitzgibbon was appointed Chairman of the Board of Directors of Neptune.

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On August 14, 2014, Neptune announced that its Sherbrooke plant was operating at an annualized production capacity of 50,000 kilograms of krill oil.

On September 23, 2014, Neptune announced that Phase II was completed at the Sherbrooke plant with production reaching an annual capacity of 100,000 kilograms of krill oil.

Following the end of the quarter, more specifically on September 10, 2014, Andre Godin, Neptune’s Interim President and Chief Executive Officer presented at the Rodman & Renshaw 16th Annual Global Investment Conference. The Conference was held at the New York Palace Hotel in New York City. A webcast of the presentation is available on the investor section of Neptune’s website at www.neptunebiotech.com under the investor events and presentations tab.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three–month and six–month periods ended August 31, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL). Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary and first focus on the severe hypertriglyceridemia population.

COLT Trial

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment–related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4–week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

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Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0–2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean reduction of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non–HDL–C (non–high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL–C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non–HDL–C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL–C levels, with an increase of 7.4% as compared to standard of care. Trends (p–value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8–week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL–C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8–week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL–C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3. Acasti also presented at the World Congress of Heart Disease in Boston (July 25–28th, 2014).

TRIFECTA Trial

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

On September 29, 2014, Acasti announced successful top–line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti’s investigational new drug candidate, is composed of a patent–protected highly concentrated novel omega–3 phospholipid for the prevention and treatment of certain cardiometabolic disorders.

TRIFECTA was a randomized, placebo–controlled, double–blind, dose–ranging trial designed to evaluate the safety and efficacy of CaPre® in reducing triglyceride levels in patients with mild–to–severe hypertriglyceridemia, using daily doses of 1 gram or 2 grams of CaPre® or placebo over a 12–week period. Placebo consisted of microcrystalline cellulose, a well–known inert substance not absorbed into the bloodstream. Demographic and baseline characteristics of the patient population were balanced. A total of 387 patients were randomized and 365 patients completed the 12–week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo–adjusted decrease in triglycerides from baseline to week–12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non–HDL–C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12–week period. Non–HDL is considered the most accurate risk marker for cardiovascular disease.

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CaPre® was also shown to have a slight increase in HDL–C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL–C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo–adjusted reduction in VLDL–C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL–C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega–3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega–3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega–3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

Acasti continues to expect full TRIFECTA results by the end of calendar 2014. Once available, Acasti will finalize its next steps including its on–going discussions with the US Food and Drug Administration (FDA). Acasti remains committed to moving forward with its pivotal Phase III clinical trial of CaPre® in patients with severe hypertriglyceridemia and to achieving full regulatory approval of CaPre®. Full data is expected to come out in the following quarter.

PK Trial

On January 9, 2014, Acasti announced that the FDA allowed the PK trial to proceed, having found no objections with the proposed trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, had been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top–line results for its PK trial.

The PK trial was an open–label, randomized, multiple–dose, single–center, parallel–design study in healthy volunteers. Forty–two male and female individuals, at least 18 years of age, were enrolled into 3 groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low–fat diet (therapeutic lifestyle changes diet). The effect of a high–fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics appears to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within 7 days of dosing.

The bioavailability of CaPre® does not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study. Three adverse events were reported and considered relating to CaPre®, all of which were mild. Full data is expected to come out in the following quarter.

Onemia®

During the three–month and six–month periods ended August 31, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short–term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega–3 phospholipids product credentials.

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NeuroBioPharm Inc.

NeuroBioPharm’s product candidates MPL VII, MPL IX and MPL X stage of development as well as their respective indication are summarized in the table below:

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VII	Natural health supplement	Memory, concentration and learning disorders	Preclinical	2016
MPL IX	Medical Food/ prescription drug	ADHD	Preclinical	n/a
			Formulation and vehicle development
			Clinical Trial
		Cognitive functions	Product development	n/a
			Phase I and II clinical supply
			Phase II clinical study
			Preclinical
			Formulation development
MPL X	OTC/Medical food	Neurological disorder	Product development	2016

NeuroBio is in the early stages of developing omega–3 phospholipids medical foods, over–the–counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients (“APIs”) for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized.

The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s production facility. The preclinical and clinical studies that were planned to start in late 2012 and early 2013 were postponed. Preclinical studies that were in progress, however, were not interrupted. NeuroBio is dependent on the support of Neptune as its controlling shareholder.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidant esters. NeuroBio’s potential medical food and over the counter drug product portfolio consists of MPL VII and MPL X. NeuroBio’s potential prescription drug candidate is MPL IX.

NeuroBio has identified potential key opinion leaders in neurosciences to form a Scientific Advisory Board (SAB). The SAB will help review the clinical development and the overall scientific strategies.

NeuroBio is currently preparing a pilot study to evaluate the effect of MPL IX on Mild Cognitive Impairment (“MCI”) in an elderly population between the ages of 65 and 80 years old. This phase II study will help establish the sensitivity and precision of the assessment tools, determine the effect of the product candidate on cognitive functions, depression, anxiety and quality of life in a MCI population, and will examine the placebo effect. A final protocol was developed. In addition, the data collected will be used to determine the appropriate statistical parameters to design a pivotal clinical study.

NeuroBio also intends to conduct a prospective study in children, between the ages of 6 and 15 years old, with attention–deficit hyperactivity disorder (“ADHD”) symptoms. This prospective study aims to determine the benefits of MPL IX as an add–on to ADHD pharmacotherapy and the possibility of decreasing the side effects related to the ADHD pharmacotherapy. A syrup formulation is undergoing development to overcome compliance issues.

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management analysis of the financial situation and operating results

NeuroBio also expects to continue its nonclinical studies investigating the potential therapeutic effects of its product candidates, including non–clinical toxicology studies to assess the safety of its product candidates.

Approvals of applicable regulatory authorities, including the Natural Health Products Directorate (Canada), are required before the studies of NeuroBio may begin. MPL IX obtained a product licence issuance letter from Health Canada allowing NeuroBio to start commercialization. Before launching MPL IX, NeuroBio is currently running stability studies to ensure the quality of its products. Acasti also began working with a regulatory specialist firm in the U.S. to assess and prepare a NDIN (New Dietary Ingredient Notification). Finally, NeuroBio is in the process of identifying and selecting industry and/or academic key opinion leaders with whom to collaborate in order to assess efficacy of its products in clinical settings.

Selected consolidated financial information

The following tables set out selected financial information for the three–month and six–month periods ended August 31, 2014 and 2013. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three–month and six–month periods ended August 31, 2014 and 2013 and should be read in conjunction with the notes thereto.

(expressed in thousands of dollars, except per share data)

	Three–month periods ended August 31,		Six–month periods ended August 31,
	2014 (Unaudited) $	2013 (Unaudited) $	2014 (Unaudited) $	2013 (Unaudited) $
Total revenues	2,623	5,346	6,314	11,438
Adjusted EBITDA[1]	(12,875)	(6,055)	(18,647)	(10,038)
Net loss	(14,848)	(5,052)	(19,217)	(10,467)
Net loss attributable to the owners of the Corporation	(12,725)	(3,570)	(17,408)	(8,036)
Basic and diluted loss per share	(0.17)	(0.06)	(0.24)	(0.13)

Total assets	117,929	67,445	117,929	67,445
Working capital[2]	55,116	33,009	55,116	33,009
Total equity	81,929	54,014	81,929	54,014
Loans and borrowings (incl. current portion)	14,354	1,949	14,354	1,949

Key ratios (% of revenue):
Gross margin	(150%)	12%	(54%)	11%
Adjusted gross margin[3]	30%	12%	21%	11%
Selling expenses	29%	9%	25%	9%
General and administrative expenses	244%	146%	217%	109%
Research and development expenses	127%	46%	85%	35%
Adjusted EBITDA	(491%)	(113%)	(295%)	(88%)

[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short–term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3]	The Adjusted gross margin is not a standard measure endorsed by IFRS requirements. Neptune obtains its Adjusted gross margin for the three–month and six–month periods ended August 31, 2014, by excluding non–recurring costs recognized in cost of sales from the gross margin calculation, namely incremental costs related to the plant ramp–up of $2,658 as well as impairment on inventory of $2,063.

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management analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

Adjusted EBITDA is a non–IFRS financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, foreign exchange gains and losses, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period. Neptune also excludes the effects of certain non–monetary transactions recorded, such as share–based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non–cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share–based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

Reconciliation of non–IFRS financial information

(expressed in thousands of dollars)

	Three–month periods ended August 31,		Six–month periods ended August 31,
	2014 $	2013 $	2014 $	2013 $
Net loss	(14,848)	(5,052)	(19,217)	(10,467)
Add (deduct):
Depreciation and amortization	430	75	536	149
Finance costs[1]	481	71	194	74
Finance income[2]	(53)	(28)	(4,266)	(73)
Share–based compensation	1,114	3,994	3,276	6,091
Foreign exchange loss (gain)	1	(115)	585	(112)
Insurance recoveries	-	(5,000)	-	(5,700)
Income taxes	-	-	245	-
Adjusted EBITDA	(12,875)	(6,055)	(18,647)	(10,038)

[1]	Including change in fair value of derivatives of $308 for the three–month period ended August 31, 2014 (nil in 2013).
[2]	Including change in fair value of derivatives of ($4,177) for the six–month period ended August 31, 2014 (nil in 2013).

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2015

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Total Revenues	6,314	3,691	2,623
Adjusted EBITDA[1]	(18,647)	(5,772)	(12,875)
Net loss	(19,217)	(4,369)	(14,848)
Net loss attributable to the owners of the Corporation	(17,408)	(4,683)	(12,725)
Basic and diluted loss per share	(0.24)	(0.06)	(0.17)

Fiscal year ended February 28, 2014

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Total revenues	19,496	6,090	5,346	4,395	3,665
Adjusted EBITDA[1]	(19,111)	(3,983)	(6,055)	(6,362)	(2,711)
Net loss	(22,237)	(5,415)[4]	(5,052)[5]	(10,443)[6]	(1,327)[7]
Net loss attributable to the owners of the Corporation	(16,640)	(4,465)[4]	(3,570)[5]	(8,797)[6]	192 [7]
Basic and diluted loss per share	(0.27)	(0.07)	(0.06)	(0.14)	(0.00)

Fiscal year ended February 28, 2013

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Total revenues	25,946	6,153	8,099	7,106	4,588
Adjusted EBITDA[1]	(5,946)	110	(747)	(665)	(4,644)
Net loss	(19,962)	(1,694)	(4,684)	(12,437)[2]	(1,147	)2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668)[2]	(224	)2-3
Basic and diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)	(0.01)

1	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.
2	Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.
3	Includes insurance recoveries of $6,000.
4	Includes insurance recoveries of $700.
5	Includes insurance recoveries of $5,000.
6	Includes insurance recoveries of $261 and impairments and costs related to the plant explosion of $449.
7	Includes insurance recoveries of $5,594 and impairments and costs related to the plant explosion of $899.

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management analysis of the financial situation and operating results

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the three-month and six-month periods ended August 31, 2014, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, Onemia® and at the Phase II clinical trial for prescription drug program, CaPre®. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are lower than historically prior to the incident on November 8, 2012. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating a significant amount of revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiations are ongoing with potential partners.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:

(expressed in thousands of dollars)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended August 31, 2014

(expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	2,615	8	-	2,623
Adjusted EBITDA	(10,132)	(2,446)	(297)	(12,875)
Net loss	(11,356)	(3,129)	(363)	(14,848)
Total assets	94,129	22,859	941	117,929
Working capital	33,163	21,129	824	55,116

Adjusted EBITDA calculation
Net loss	(11,356)	(3,129)	(363)	(14,848)
add (deduct):
Depreciation and amortization	425	5	-	430
Finance costs	162 [1]	319 [2]	-	481 [3]
Finance income	(27)	(26)	-	(53)
Share-based compensation	627	421	66	1,114
Foreign exchange loss (gain)	37	(36)	-	1
Adjusted EBITDA	(10,132)	(2,446)	(297)	(12,875)

[1]	Including change in fair value of derivatives of ($10).
[2]	Including change in fair value of derivatives of $318.
[3]	Including change in fair value of derivatives of $308.

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management analysis of the financial situation and operating results

Six-month period ended August 31, 2014

(expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	6,250	64	-	6,314
Adjusted EBITDA	(13,897)	(4,141)	(609)	(18,647)
Net loss	(17,058)	(1,192)	(967)	(19,217)
Total assets	94,129	22,859	941	117,929
Working capital	33,163	21,129	824	55,116

Adjusted EBITDA calculation
Net loss	(17,058)	(1,192)	(967)	(19,217)
add (deduct):
Depreciation and amortization	530	6	-	536
Finance costs	192	2	-	194
Finance income	105 [1]	(4,371)[2]	-	(4,266)[3]
Share-based compensation	1,803	1,115	358	3,276
Foreign exchange loss	286	299	-	585
Income taxes	245	-	-	245
Adjusted EBITDA	(13,897)	(4,141)	(609)	(18,647)

[1]	Including change in fair value of derivatives of $139.
[2]	Including change in fair value of derivatives of $(4,316).
[3]	Including change in fair value of derivatives of $(4,177).

 Three-month period ended August 31, 2013

(expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	5,080	266	-	5,346
Adjusted EBITDA	(4,078)	(1,711)	(266)	(6,055)
Net loss	(1,779)	(2,685)	(588)	(5,052)
Total assets	61,343	5,170	932	67,445
Working capital	28,563	3,655	791	33,009

Adjusted EBITDA calculation
Net loss	(1,779)	(2,685)	(588)	(5,052)
add (deduct):
Depreciation and amortization	74	1	-	75
Finance costs	70	1	-	71
Finance income	(20)	(8)	-	(28)
Share-based compensation	2,679	993	322	3,994
Foreign exchange gain	(102)	(13)	-	(115)
Insurance recoveries	(5,000)	-	-	(5,000)
Adjusted EBITDA	(4,078)	(1,711)	(266)	(6,055)

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management analysis of the financial situation and operating results

Six-month period ended August 31, 2013

(expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	11,165	273	-	11,438
Adjusted EBITDA	(6,776)	(2,806)	(456)	(10,038)
Net loss	(5,158)	(4,310)	(999)	(10,467)
Total assets	61,343	5,170	932	67,445
Working capital	28,563	3,655	791	33,009

Adjusted EBITDA calculation
Net loss	(5,158)	(4,310)	(999)	(10,467)
add (deduct):
Depreciation and amortization	147	2	-	149
Finance costs	72	2	-	74
Finance income	(55)	(18)	-	(73)
Share-based compensation	4,014	1,534	543	6,091
Foreign exchange gain	(96)	(16)	-	(112)
Insurance recoveries	(5,700)	-	-	(5,700)
Adjusted EBITDA	(6,776)	(2,806)	(456)	(10,038)

OPERATING RESULTS

(All figures in the section are expressed in thousands of dollars)

Revenue

Revenue for the second quarter ended August 31, 2014 amounted to $2,623, representing a decrease of 50% compared to $5,346 for the three-month period ended August 31, 2013. Revenue for the six-month period ended August 31, 2014 amounted to $6,314, representing a decrease of 44% compared to $11,438 for the six-month period ended August 31, 2013. Revenues for the second quarter ended August 31, 2014 were below expected levels, given that Neptune’s plant was still not shipping its manufactured krill oil products and that many clients had decided to wait for them to be available. Revenues from sales were entirely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with Rimfrost. Neptune is expecting to start shipping its manufactured krill oil products in the third quarter since they should become available.

Gross Margin

Gross margin is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross margin in dollars as well as a percentage of revenue for the three-month and six-month periods ended August 31, 2014 and 2013:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
Gross margin	(3,921)	647	(3,399)	1,255
Gross margin as % of revenue	(150%)	12%	(54%)	11%
Adjusted gross margin[1]	800	647	1,322	1,255
Adjusted gross margin as % of revenue[1]	30%	12%	21%	11%

[1]	The Adjusted gross margin is not a standard measure endorsed by IFRS requirements. Neptune obtains its Adjusted gross margin for the three-month and six-month periods ended August 31, 2014, by excluding non-recurring costs recognized in cost of sales from the gross margin calculation, namely incremental costs related to the plant ramp-up of $2,658 as well as impairment on inventory of $2,063.

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management analysis of the financial situation and operating results

Gross margin for the second quarter ended August 31, 2014 amounted to ($3,921) or (150%) of revenue compared to $647 or 12% of revenue for the same period in 2013. Gross margin for the six-month period ended August 31, 2014 amounted to ($3,399) or (54%) of revenue compared to $1,255 or 11% of revenue for the same period in 2013. The decreases in gross margin for the three-month and six-month periods ended August 31, 2014 compared to last year's corresponding period was primarily due to the incremental costs related to the plant ramp-up of $2,658 during the second quarter as well as an impairment on inventory of $2,063 due to the degradation of raw material. Without these additional costs, the adjusted gross margin would have been $800 and $1,322 for the three-month and six-month periods ended August 31, 2014, representing 30% and 21% of revenues, respectively, which represent an increase from 12% and 11% from last year's corresponding periods.

Other income

An amount of $1,634 was recognized during the six-month period ended August 31, 2014 for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases. No such amount was recognized in the comparative period.

Selling Expenses

Selling expenses for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
Selling expenses	774	516	1,596	1,045
Selling expenses as % of revenue	29%	9%	25%	9%

Selling expenses amounted to $774 or 29% of revenue in the second quarter ended August 31, 2014 compared to $516 or 9% of revenue for the corresponding period in 2013. Selling expenses amounted to $1,596 or 25% of revenue in the six-month period ended August 31, 2014 compared to $1,045 or 9% of revenue for the corresponding period in 2013. These increases in selling expenses were mainly attributable to an increase in marketing and advertising expenses of $297 and $536 for the three-month and six-month periods respectively. These increases were attributable to the preparation of the Corporation new selling and marketing strategy approach to be implemented in conjunction with the availability of Neptune manufactured krill oil products scheduled for the third quarter.

General and Administrative Expenses

G&A expenses for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
General and administrative expenses	6,404	7,814	13,714	12,461
General and administrative expenses as % of revenue	244%	146%	217%	109%

G&A expenses amounted to $6,404 or 244% of revenue in the second quarter ended August 31, 2014, compared to $7,814 or 146% of revenue for the corresponding period in 2013, a decrease $1,410 compared to the corresponding period in 2013. G&A expenses amounted to $13,714 or 217% of revenue for the six-month period ended August 31, 2014, compared to $12,461 or 109% of revenue for the corresponding period in 2013. The decrease of $1,410 in the second quarter ended August 31, 2014 compared to last year's corresponding quarter is mainly attributable to a decrease in stock-based compensation expense of $1,913 as well as a decrease in legal fees of $1,157 offset by an increase in bad debt expenses of $1,246 related to one significant customer and an increase in training costs of $258. The increase of $1,253 for the six-month period ended August 31, 2014 compared to last year's corresponding period is attributable to an increase in bad debt expenses of $1,734 related to one significant customer and an increase in training costs of $691 as well as a higher salary expense of $1,111 mostly explained by the 20% reimbursement to directors, officers and employees following the realization of all milestones set by the board following the 2012 incident. This increase was offset by a decrease in legal fees of $985 and a decrease in stock-based compensation expense of $1,660.

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management analysis of the financial situation and operating results

Research and Development Expenses

R&D expenses, net of tax credits, for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31		Six-months Ended August 31,
	2014	2013	2014	2013
Research and development expenses, net of tax credits	3,318	2,442	5,384	4,026
Research and development expenses, net of tax credits as % of revenue	127%	46%	85%	35%

R&D expenses amounted to $3,318 or 127% of revenue in the second quarter ended August 31, 2014 compared to $2,442 or 46% of revenue for the corresponding period in 2013, an increase of $876 compared to the same period in 2013. R&D expenses amounted to $5,384 or 85% of revenue for the six-month period ended August 31, 2014 compared to $4,026 or 35% of revenue for the corresponding period in 2013, an increase of $1,358 compared to the same period in 2013. The increase of $876 in the second quarter is mainly attributable to the increase in the R&D expenses in the cardiovascular segment for an amount of $275 as well as an impairment loss of intangible assets of $270 following the write-off of development costs of an obsolete R&D project and an increase in patent maintenance fees of $231. The increase of $1,358 in the six-month period ended August 31, 2014 is mainly attributable to the increase in the R&D expenses in the cardiovascular segment for an amount of $715 as well as an impairment loss of intangible assets of $270 following the write-off of development costs of an obsolete R&D project and an increase in patent maintenance fees of $239.

Finance Income

Finance income for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
Finance income	53	28	4,266	73

Finance income amounted to $53 in the second quarter ended August 31, 2014 compared to $28 for the corresponding period in 2013. Finance income amounted to $4,266 in the six-month period ended August 31, 2014 compared to $73 for the corresponding period in 2013, an increase of $4,193 compared to the same period in 2013. This increase for the six-month period ended August 31, 2014 is primarily attributable to the re-evaluation of the warrant liabilities related to the Acasti December 2013 public offering for an amount of $4,177.

Finance Costs

Finance costs for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
Finance costs	481	71	194	74

Finance costs amounted to $481 in the second quarter ended August 31, 2014 compared to $71 for the corresponding period in 2013, an increase of $410 compared to the same period in 2013. Finance costs amounted to $194 in the six-month period ended August 31, 2014 compared to $74 for the corresponding period in 2013, an increase of $120 compared to the same period in 2013. The increase for the second quarter ended August 31, 2014 is primarily attributable to the re-evaluation of the warrant liabilities related to the Acasti December 2013 public offering for an amount of $308 as well the increase in interest payable on the IQ loan. The increase for the six-month period ended August 31, 2014 is mainly attributable to the increase in interest payable on the IQ loan.

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management analysis of the financial situation and operating results

Foreign Exchange (Loss) Gain

Foreign exchange (loss) gain for the three-month and six-month periods ended August 31, 2014 and 2013 were as follows:

(expressed in thousands of dollars)	Three-months Ended August 31,		Six-months Ended August 31,
	2014	2013	2014	2013
Foreign exchange (loss) gain	(1)	115	(585)	112

Foreign exchange loss amounted to ($1) in the second quarter ended August 31, 2014 compared to a gain of $115 for the corresponding period of 2013. Foreign exchange loss amounted to ($585) in the six-month period ended August 31, 2014 compared to a gain of $112 for the corresponding period of 2013. The foreign exchange loss for the six-month period ended August 31, 2014 is attributable to the devaluation of US dollar over the Canadian dollar mainly related to short-term investments held in US dollar. For the second quarter, the exchange rate remained stable.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA decreased by $6,820 for the three-month ended August 31, 2014 to ($12,875) compared to ($6,055) for the three-month period ended August 31, 2013. Adjusted EBITDA decreased by $8,609 for the six-month period ended August 31, 2014 to ($18,647) compared to ($10,038) for the six-month period ended August 31, 2013. The decrease in Adjusted EBITDA of $6,820 for the three-month period ended August 31, 2014 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up of $2,658 and impairment on inventory of $2,063 due to the degradation of raw material recorded in the cost of sales. The decrease in Adjusted EBITDA is also related to an increase in R&D expenses of $876 and an increase in bad debt expenses of $1,246 related to one significant customer, as well as an increase in marketing and advertising expenses of $297 and an increase in training costs of $258. This increase is offset by a decrease in legal fees of $1,157. The decrease in Adjusted EBITDA of $8,609 for the six-month period ended August 31, 2014 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up of $2,658 and impairment on inventory of $2,063 due to the degradation of raw material recorded in the cost of sales in the second quarter. The decrease in Adjusted EBITDA is also related to an increase in R&D expenses of $1,358 and an increase in bad debt expenses of $1,734 related to one significant customer, as well as an increase in marketing and advertising expenses of $536 and an increase in training costs of $691. Finally, the decrease in Adjusted EBITDA is also related to a higher salary expense of $1,398 mostly explained by the 20% reimbursement to directors, officers and employees following the realization of all milestones set by the board following the 2012 incident. This increase is offset by a decrease in legal fees of $985.

Net loss

The Corporation realized a consolidated net loss for the three-month period ended August 31, 2014 of ($14,848) compared to ($5,052) for the three-month period ended August 31, 2013. The Corporation realized a consolidated net loss for the six-month period ended August 31, 2014 of ($19,217) compared to ($10,467) for the six month period ended August 31, 2013. The increase in the consolidated net loss of $9,796 for the three-month period ended August 31, 2014 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up of $2,658 and impairment on inventory of $2,063 due to the degradation of raw material recorded in the cost of sales. The increase in the consolidated net loss is also attributable to the insurance recoveries of $5,000 recorded in the second quarter of last year (no insurance recoveries were received in this quarter). This increase is offset by a decrease in G&A expenses of $1,410 largely attributable to a reduction in the stock-based compensation expense of $1,913. The increase in the consolidated net loss $8,750 for the six-month period ended August 31, 2014 is mainly attributable to a decrease in gross margin, including incremental costs related to the plant ramp-up of $2,658 and impairment on inventory of $2,063 due to the degradation of raw material recorded in the cost of sales in the second quarter. The decrease in the consolidated net loss is also attributable to the insurance recoveries of $5,700 recorded in the six-month period of last year (no insurance recoveries were received in this year's six-month period). This increase is also related to an increase in G&A expenses of $1,253, an increase in selling expenses of $550 as well as a loss on foreign exchange of $585. This increase is offset by the revenues from settlement of royalties of $1,634 recorded in this year's first quarter as well as an increase in finance income of $4,193 primarily attributable to the re-evaluation of the warrant liabilities related to the Acasti December 2013 public offering for an amount of $4,177.

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management analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES

(All figures in the section are expressed in thousands of dollars)

Operating Activities

During the six-month periods ended August 31, 2014, the operating activities generated a decrease in liquidities of $6,822, compared to a decrease of $7,200 for the corresponding six-month period ended August 31, 2013. The difference in the cash flows from the operating activities is mainly attributable to the higher loss from operating activities for the six-month period ended August 31, 2014 over the corresponding period of 2013 offset a lesser use of liquidities to finance changes in non-cash operating working capital items, primarily by a decrease in trade and other receivables of $12,125, increase in trade and other payables of $3,339 and an increase in inventories of $6,665.

Investing Activities

During the six-month period ended August 31, 2014, the investing activities used liquidities of $26,460 due to primarily acquisitions of property, plant and equipment for $14,545, related primarily to the plant reconstruction in Sherbrooke. The decrease in liquidities was also attributable to the acquisition of short-term investments of $45,321 offset by the maturity of short-term investments of $33,436.

Financing Activities

During the six-month period ended August 31, 2014, the financing activities generated an increase in liquidities of $36,749 mainly due to the net proceeds from public offering of $29,203 and the net proceeds from private placement of $2,253 as well as the increase in loans and borrowings of $4,429.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $3,200 for the six-month period ended August 31, 2014.

At August 31, 2014, the Corporation’s liquidity position, consisting of cash and short-term investments, was $44,364.

Also, at August 31, 2014, the Corporation had an authorized operating line of credit of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits and loans and borrowings should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. However, in light of the uncertainties associated with the plant explosion, regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future, including accessing capital markets.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

(All figures in the section are expressed in thousands of dollars)

The following are the contractual maturities of financial liabilities and other contracts as at August 31, 2014:

			August 31, 2014
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$13,663	$13,663	$13,663	$-	$-
Loans and borrowings*	14,354	16,087	7	14,249	1,831
Research and development contracts	-	6,305	6,305	-	-
Operating leases	-	3,229	662	1,566	1,001
Purchase obligations	-	827	827	-	-
	$28,017	$40,111	$21,464	$15,815	$2,832

*Includes interest payments to be made at the contractual rate.

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management analysis of the financial situation and operating results

The Corporation has no off balance sheet arrangements as at August 31, 2014, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $623 in 2015, $557 in 2016, $342 in 2017, $324 in 2018, $324 in 2019 and $1,000 thereafter.

The Corporation also has other operating leases expiring at different dates from February 28, 2015 to July 31, 2017. Minimum lease payments under these other operating leases for the next three years are $39 in 2015, $12 in 2016 and $7 in 2017.

As at August 31, 2014, the Corporation signed agreements amounting to approximately $681,630 with various suppliers with respect to the plant expansion.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $10,402 of which an amount of $4,313 has been paid to date. As at August 31, 2014, an amount of $586 is included in “Trade and other payables” in relation to these projects.

Contingency:

On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Company and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect their interests. No trial date has been set. As of the date of this management discussion and analysis, no agreement has been reached and an estimate of its financial effect cannot be made.

FINANCIAL POSITION

The following table details the important changes to the statement of financial position (other than equity) at August 31, 2014 compared to February 28, 2014 (expressed in thousands of dollars):

	Increase
Accounts	(Reduction)	Comments

Cash	3,200	Refer to ‘’liquidity and capital resources’’
Short-term investments	11,616	Refer to ‘’liquidity and capital resources’’
Trade and other receivables	(12,125)	Receipt of insurance recovery payment and royalty settlement payment
Inventories	4,601	Purchase of large quantities of raw material in anticipation of plant re-opening and impairment on inventory of raw material
Property, plant and equipment	9,659	Cost related to plant reconstruction net of grant applied and depreciation
Loans and borrowings	4,255	Reception of last installments of IQ loan and of refundable contribution from a federal program
Derivative warrant liability	(4,177)	Reduction of fair value of warrants

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2014.

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management analysis of the financial situation and operating results

PRIMARY FINANCIAL RATIO

	August 31,	February 28,	August 31,
	2014	2014	2013
Working Capital Ratio (current assets / current liabilities)[1]	4.79	4.02	4.02

[1]	The working capital ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s working capital ratio increased at August 31, 2014 compared to February 28, 2014 and August 31, 2013 mainly due to the March 2014 Public Offering.

RELATED PARTY TRANSACTIONS

(expressed in thousands of dollars)

Under the terms of an agreement entered into with a corporation controlled by a shareholder of the Corporation, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month and six-month periods ended August 31, 2014, total royalties included in operating expenses amounted to $29 and $84 (2013 - $52 and $112) respectively. As at August 31, 2014, the balance due to this corporation under this agreement amounts to $84 (February 28, 2014 - $574). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Refer to note 14 of the interim consolidated financial statements for related party disclosures related to key management personnel compensation.

Critical Accounting Policies and Estimates

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2014 and 2013, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2014 and 2013.

Use of Estimates and Judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation;
•	Determining that the Corporation has de facto control over its subsidiary Acasti.

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management analysis of the financial situation and operating results

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits;
•	Measurement of derivative warrant liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Derivative warrant liabilities

The warrants forming part of the units issued from the current year’s public offering of Acasti are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Share-based compensation

The Corporation has a share-based compensation plan, which is described in note 18 to the consolidated annual financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general option holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures the compensation based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2014.

New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

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management analysis of the financial situation and operating results

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management of Neptune, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of August 31, 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer and Chief Financial Officer, that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month and six-month periods ended August 31, 2014 that have materially affected, or are reasonably likely to materially affect its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risk that the Corporation may not maintain all required permits to operate its production facility;
•	the risks related to the Corporation’s needs for additional funding;
•	the risk that Neptune may not recover all of the insurance proceeds it has claimed;
•	the risk that new claims or lawsuits relating to the plant explosion may be brought against Neptune;
•	the risk that Neptune may be unable to restore or grow its customer base;

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management analysis of the financial situation and operating results

•	the risk that Neptune has reliance on a limited number of distributors and significant concentration of accounts receivables;
•	the risks related to the fact that Neptune has suffered significant impairment losses and its assets may be subject to future write-downs;
•	the risk that Neptune may lose its control of Acasti;
•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date;
•	the risk that NKO® and EKO™ may not be successfully commercialized;
•	the risks related to changes in regulatory requirements and interpretations of regulatory requirements;
•	the risks related to Neptune’s reliance on third parties for the supply of raw materials;
•	the risk that Neptune may be unable to manage its growth efficiently;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk that Neptune may be unable to attract and retain skilled labor;
•	the risk that Neptune may be unable to attract, hire and retain key management and personnel;
•	the risk related to the success of current and future clinical trials by Neptune and its subsidiaries;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or at all;
•	the risks related to product liability lawsuits that could be brought against Neptune and its subsidiaries;
•	the risks related to intense competition from other companies in the pharmaceutical and nutraceutical industry;
•	the risk that Neptune may be unable secure and defend its intellectual property rights; and
•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at October 14, 2014, the total number of common shares issued by the Corporation and outstanding is 74,979,697 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 750,000 Neptune warrants, 7,969,168 Neptune options and 467,086 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 5,781,250 Acasti call-options and 3,690,000 NeuroBioPharm call-options on shares it owns of the respective subsidiary outstanding as at the same date, exercisable into one Class A share of the respective subsidiary. In addition, Acasti has 20,766,542 warrants (including 592,500 warrants owned by the Corporation), 4,793,750 options and 571,168 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Further, NeuroBioPharm has 17,489,551 warrants (including 4,682,840 warrants owned by the Corporation), 462,500 options and 441,585 share bonus awards outstanding at this date. Each warrant, option and share bonus award is exercisable into one Class A share to be issued from treasury of NeuroBioPharm.

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